82-5084

GLOBEL
DIRECT

For Immediate Release
April 3, 2006

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct, inc. Announces Issuance of Stock Options

CALGARY, April 3, 2006: Globel Direct, inc. (GBD:TSX-V) reports that the Company's board of directors has approved the issuance of options to purchase up to 4,675,000 common shares at an exercise price of $0.10 per share to consultants, employees and officers of the Company. The options issued to employees and officers will vest equally over the next three years and have a term of five years. The options issued to consultants shall have a term of two years. The Company's stock option plan was approved by shareholders at the Annual General Meeting held on December 15, 2005 and allows for a maximum of 10% of the number of shares issued and outstanding as available options. Prior to this issue, the number of available options was 6,214,897. Issuance of these options is subject to regulatory approval.

About Globel Direct: Globel Direct inc. is a leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans ", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical, manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 5/1